October 30, 2015

Keith A. Gregory, Esquire

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Index Trust, Inc. (“Registrant”)

 on behalf of the following series and classes:

  T. Rowe Price Mid-Cap Index Fund
  T. Rowe Price Mid-Cap Index Fund—I Class
  T. Rowe Price Small-Cap Index Fund
  T. Rowe Price Small-Cap Index Fund—I Class (“Funds”)

 File Nos.: 033-32859/811-05986

Dear Mr. Gregory:

On September 18, 2015, we received your oral comments on the Registrant’s post-effective amendment filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on August 13, 2015 (the “Rule 485(a) Amendment”). We note that, on October 22, 2015, we filed Form 485BXT in order to designate a new effective date for the Funds. Your comments and our responses are set forth below.

General Comments

Comment:

In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response:

The “Tandy” representations are set forth at the end of this response letter.

Comment:

Please confirm that all required information that was omitted will be included in the Registrant’s post-effective amendment to the Registration Statement to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response:

We confirm that all required information that was omitted will be included in the 485(b) Amendment.

T. Rowe Price Mid-Cap Index Fund

Comment:

The name of the fund is the T. Rowe Price Mid-Cap Index Fund, and the name of the benchmark index is the Russell Select Midcap Completion Index. The fund’s investment objective is to “…track the performance of a benchmark index that measures the investment return of mid-capitalization U.S. stocks.” The prospectus states that the benchmark’s market capitalization range, as of May 31, 2015, was approximately $264 million to $41.1 billion. Please supplementally explain why you consider companies with capitalizations at the bottom and the top of the range to be mid-capitalization companies. Is the benchmark index’s range consistent with other industry mid-capitalization indexes, classifications used by mutual fund rating organizations, or definitions used in financial publications? If not, please consider whether another index would more accurately reflect the fund’s investment objective and revise the prospectus as appropriate. See Question 6 to Frequently Asked Questions about Rule 35d-1 released by the Division of Investment Management (December 4, 2001). We note that the market capitalization range for the Russell Midcap Index was approximately 2.4 billion to 28.7 billion, as of May 29, 2015.

Response:

We note that since filing the Rule 485(a) Amendment, the name of the benchmark index has changed to the Russell Select Midcap Index. We feel that removing “completion” from the index name more accurately reflects the manner in which the index is constructed as the index is structured to capture only the mid-cap segment of the U.S. stock market rather than to “complete” the market (e.g., to represent all U.S. stocks not included in the S&P 500 Index). As described in greater detail below, the capitalization range of the benchmark index is generally consistent with that of the Russell Midcap Index (“RMID”). Therefore, we consider the companies in the benchmark index to appropriately be characterized as mid-cap companies and we believe the benchmark index accurately reflects the fund’s investment objective.

The benchmark index is constructed so as to capture only the mid-cap segment of the U.S. stock market. To construct the benchmark index, Russell starts with the Russell 3000 Index, which, according to Russell, represents approximately 98% of the investable U.S. equity market. Russell then excludes stocks that are included in the Russell 2000 Index, a widely accepted representation of the U.S. small-cap equity market (we note that removing the stocks in the Russell 2000 Index from the Russell 3000 Index is the manner in which Russell constructs the Russell 1000 Index). Russell then excludes stocks that are included in the S&P 500 Index, a generally accepted representation of the U.S. large-cap equity market, and the remainder, the benchmark index, is the mid-cap segment of the market. RMID is constructed by excluding the 200 largest securities of the Russell 1000 Index (as opposed to the benchmark index, which excludes the broader universe of large cap stocks that are included in the S&P 500 Index); RMID includes approximately 800 of the smallest issuers in the Russell 1000 Index.

To illustrate the similarities between RMID and the benchmark index (two mid-cap indexes constructed by Russell), and to highlight the fact that both of these indexes capture a different segment of the market than the S&P 500 Index (a large-cap index) and the Russell 2000 Index (a small-cap index), the following table shows the median and weighted averages of all four indexes as of September 30, 2015:

Index Name	Median ($b)	Weighted Average ($b)
S&P 500 INDEX	$16.6	$119.1
RUSSELL MIDCAP INDEX	$5.7	$11.5
RUSSELL SELECT MIDCAP INDEX	$4.2	$7.6
RUSSELL 2000 INDEX	$0.7	$1.8

To further illustrate the similarities between RMID and the benchmark index, we note that the overwhelming majority of component stocks in the benchmark index are also components of RMID. As of September 30, 2015, 98.3% of the stocks represented in the benchmark index were also represented in RMID (and there is a 95.3% overlap when assessed by weighting within the index).

The benchmark index and RMID are constructed in such a way that they each have the same smallest capitalization component stock. As described in the prospectus, the benchmark index is generally constructed by including all of the stocks in the Russell 1000 Index except for those also represented in the S&P 500 Index. According to Russell, RMID is a float-adjusted, capitalization-weighted index consisting of approximately 800 of the smallest issuers in the Russell 1000 Index. By definition, both the benchmark index and RMID will therefore reference the smallest stock in the Russell 1000 Index as their smallest stock.

We note that the low-end of the benchmark index’s capitalization range set forth in the 485(a) Amendment did not appear to match what Russell listed as the low-end of RMID’s capitalization range on its website. This was due to timing as all of the Russell indexes, including RMID, were reconstituted on June 26, 2015 using pricing as of May 29, 2015, and the data that we had provided in the 485(a) Amendment was prior to the reconstitution. In the 485(b) Amendment, we intend to update the capitalization ranges with more current information. As of September 30, 2015, the benchmark index and RMID shared the same smallest stock, which had a market capitalization of approximately $489 million.

At the high end of the range, as of September 30, 2015, the benchmark index’s largest stock had a market capitalization of approximately $33 billion while RMID’s largest stock had a market capitalization of approximately $27.6 billion. We acknowledge that the benchmark index’s market capitalization range is higher than that of RMID, although we consider both indexes to appropriately represent the mid-cap opportunity set. Like all stocks, mid-cap stocks will fluctuate in the market and will sometimes have higher or lower capitalizations. For example, as of December 31, 2014, RMID had a market capitalization range of between $275 million to $33.5 billion, and as of March 31, 2015, RMID had a market capitalization range of approximately $211 million and $39.1 billion.

The top range of the benchmark index is skewed due to two larger companies that are currently excluded from the S&P 500 Index. Even though these companies may be viewed as one of the 500 largest U.S. companies based on market capitalization alone, the methodology currently employed by S&P excludes them from the S&P 500 Index for various reasons (for example, insufficient outstanding shares available for public trading). Since those outlier companies are part of the Russell 1000 Index but not part of the S&P 500 Index, they are automatically included in the benchmark index. In light of this fact, we believe it makes sense to use the RMID as the applicable benchmark for purposes of how the fund defines mid-cap stocks in accordance with Rule 35d-1.

As a result, the fund will adopt two separate 80% investment policies, which will be reflected in the 485(b) Amendment. Those two policies will be disclosed as follows:

“Under normal conditions, the fund invests at least 80% of its net assets (including any borrowings for investment purposes) in stocks of mid-cap companies. The fund defines mid-cap stocks as those whose market capitalization, at the time of purchase, falls within the range of the Russell Midcap Index. As of September 30, 2015, the market capitalization range for the Russell Midcap Index was approximately $489 million to $27.6 billion, although this range will change from time to time.”

“Under normal conditions, the fund invests at least 80% of its net assets (including any borrowings for investment purposes) in stocks that are included in its benchmark index, the Russell Select Midcap Index.”

Comment:

Supplementally disclose the broad-based securities market index to be used by the fund in the performance table. If you intend to use the current benchmark index, please supplementally explain why you believe that it is a sufficiently broad-based index. See Item 27(b)(7) of Form N-1A at instructions 5 and 6.

Response:

Since we consider the Russell Select Midcap Index to satisfy the definition of the term broad-based securities index, we intend to use the Russell Select Midcap Index as the primary benchmark that will be shown for performance comparison purposes in the average annual return table in response to Item 4(b)(2)(iii) of Form N-1A. Per Instruction 5 to Item 27(b)(7), a broad-based securities market index is defined as an index that is “administered by an organization that is not an affiliated person of the fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Although we approached Russell about developing this particular index for our use, the index is constructed and administered solely by Russell, who is not affiliated with the T. Rowe Price Mid-Cap Index Fund, T. Rowe Price Associates, Inc. (the fund’s investment adviser), or T. Rowe Price Investment Services, Inc. (the fund’s underwriter). We will receive a direct feed for the index data into our compliance monitoring and other systems from Russell, and T. Rowe Price will not manipulate that data in any way. While we realize that the benchmark index is not currently widely recognized and used, it nevertheless satisfies the definition of a broad-based index under Form N-1A since the index only needs to be widely recognized and used if the index is administered by an affiliate of the fund, its investment advisor, or its underwriter. We note that the benchmark index is constructed by taking the Russell 1000 Index and removing any stocks that are also represented in the S&P 500 Index, both of which are well-known and widely used broad-based indexes. Finally, our contract with the Russell Investment Group states that the Russell Select Midcap Index may be relicensed by Russell to anyone who wishes to use the index without the need to obtain input or approval from T. Rowe Price.

Comment:

If significant, please include disclosure relating to significant component sectors in the benchmark index, including related risk factors, as appropriate.

Response:

The benchmark index is diversified across many sectors and industries, but currently has its greatest exposure to financial and technology companies. We intend to add the following language to the “Principal Investment Strategies” section:

“The benchmark index may at times have significant exposure to financial companies and technology companies. However, the stock components of the benchmark index, and the degree to which these stocks represent specific industries or sectors, may change over time.”

We also intend to add a principal risk relating to the risks associated with financial and technology companies. As part of the fund’s annual prospectus updates, we will assess the current composition of the benchmark index and the fund to determine if revisions are necessary.

Comment:

Please revise the fund’s 80% policy to indicate that the fund will invest at least 80% of net assets, including any borrowing for investment purposes, in the securities that are included in the benchmark index. See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001) (“35d-1 Adopting Release”).

Response:

As discussed above, the fund will disclose the following 80% policy:

“Under normal conditions, the fund will invest at least 80% of its net assets (including any borrowings for investment purposes) in stocks that are included in its benchmark index, the Russell Select Midcap Index.”

Comment:

Please clarify why the fund would not sell securities that have been removed from the index if it is following a complete replication strategy.

Response:

We intend to remove the sentence stating that the fund is not required to sell specific securities that have been removed from the index and replace it with the following:

“The fund will generally seek to sell specific securities that have been removed from the index within a reasonable timeframe taking into consideration market conditions.”

Comment:

If significant, please consider adding disclosure regarding the risks of investing in United States securities. We note the recent volatility of the U.S. market.

Response:

We intend to add language to the overall risks of stock investing to address the risks of investing in the U.S. stock market.

Comment:

For clarity, please consider renaming “Market capitalization risk” to more accurately reflect the investment objective (for example, mid-capitalization companies risk), as appropriate.

Response:

We intend to change the name of the risk to “Mid-cap stock risk.”

Comment:

Under the heading “Futures risk,” please include disclosure concerning the risk of potential loss in excess of the investment in a futures contract and the risk that a futures contract will not correlate to its underlying asset.

Response:

We intend to modify the disclosure for “Futures risk” under “Principal Risks” as follows (new language is underlined):

“Futures risk The fund’s use of stock index futures exposes it to potential volatility and losses in excess of direct investments in the contract’s underlying assets. The values of the fund’s positions in index futures tend to fluctuate in response to changes in the value of the underlying index, which exposes the fund to the risk that the underlying index will not move in a direction that is favorable to the fund. While the value of a stock index futures contract tends to correlate with the value of the underlying index, differences between the futures market and the value of the underlying index may result in an imperfect correlation. Since losses could result from market movement, the fund may need to sell other portfolio securities at disadvantageous times in order to meet daily margin requirements. The futures markets may experience reduced liquidity, which could result in losses to the fund and cause the fund to be unable to settle its futures positions.”

Comment:

Under the heading “Payments to Broker-Dealers and Other Financial Intermediaries,” the disclosure indicates that the fund is not held through intermediaries and as a result, the fund and its investment adviser do not pay broker-dealers or other financial intermediaries for sales or related services of the fund’s shares. Similar disclosure can also be found in the SAI. However, other places in the prospectus indicate that shares may be purchased and/or held through various third party intermediaries. For example, under the heading, “How Your Purchase, Sale, or Exchange Price Is Determined,” the disclosure indicates that “Fund shares may be purchased through various third-party intermediaries, including banks, brokers, and investment advisers.” Please address this inconsistency.

Response:

In the prospectuses filed as part of the 485(a) Amendment, we incorporated our standard Section 2 used for publicly available Investor Class and I Class funds. However, we included the following statement: “Please note that the fund is not available for direct purchase by the public and may not be held through financial intermediaries. As a result, policies relating to holding shares through an intermediary do not apply to the fund.” For clarity, in section 2 of the prospectuses we will remove this statement and instead delete all references to policies that do not apply to the funds.

Comment:

In the second sentence under the heading “How Your Purchase, Sale, or Exchange Price Is Determined,” please review the cross-referenced section numbers and headings for accuracy.

Response:

We will revise the section accordingly.

Comment:

The prospectus alternately uses the terms “correct form” and “good order.” Please address this inconsistency.

Response:

All references will be changed to “correct form.”

Comment:

In the “Exception” listed under the heading “How You Can Receive the Proceeds From a Sale,” please disclose why and under what circumstances the fund would delay payment of proceeds for up to seven days when deemed in the fund’s best interests.

Response:

We note that the fund is permitted to delay the payment of proceeds from redemptions for up to seven days under Section 22(e) of the 1940 Act, although we do not expect to avail ourselves of this flexibility. We intend to add the following example to clarify the kind of circumstances in which a fund would delay payment of proceeds:

“(for example, to protect the fund’s shareholders in the event of significant redemption activity)”

Comment:

In Section 3, under the heading “The Management Fee,” please specify the calendar year for the referenced semi-annual report. See Item 10(a)(1)(iii) of Form N-1A.

Response:

We will revise the disclosure to indicate that the discussion about the factors considered by the Board and its conclusions in approving the fund’s investment management contract with T. Rowe Price will appear in the fund’s semiannual report to shareholders for the period ended June 30, 2016.

Comment:

In Section 3, under the heading “Portfolio Turnover,” please supplementally disclose why the turnover rate for the fund’s initial period may exceed 100%. We note that index funds typically have a lower turnover rate given the passive management strategy. If appropriate, please include this disclosure in the summary and indicate that the fund may engage in active and frequent trading including a related risk factor.

Response:

We will remove the disclosure stating that the turnover rate for the fund’s initial period may exceed 100%.

T. Rowe Price Small-Cap Index Fund

Comment:

Under the “Principal Investment Strategies” heading, please consider updating the market capitalization range for the benchmark index to a more recent date.

Response:

We will update the market capitalization range as of September 30, 2015.

Comment:

If appropriate, please consider including disclosure in the “Principal Investment Strategies” section and related risks for micro-capitalization companies. We note that micro-capitalization companies comprised approximately 30% of the benchmark index as of a recent date.

Response:

We intend to add the following language to the “Principal Investment Strategies” section:

“Some of the securities included in the benchmark index may be considered micro-cap securities.”

We intend to modify “Market capitalization risk” in the Principal Risks section as follows (new language is underlined):

“Small-cap stock risk Investing primarily in issuers within the same market capitalization category carries the risk that the category may be out of favor due to current market conditions or investor sentiment. Because the fund invests primarily in securities issued by small-cap companies and to a lesser extent, micro-cap companies, the fund is likely to be more volatile than a fund that focuses on securities issued by larger companies. Small and micro-sized companies often have less experienced management, narrower product lines, more limited financial resources, and less publicly available information than larger companies. In addition, smaller companies are typically more sensitive to changes in overall economic conditions and their securities may be difficult to trade. Micro-cap stocks may be even more thinly traded, making it difficult for the fund to buy, sell, and value their shares.”

We intend to add the following risk disclosure to the section entitled “More Information about the Fund and its Investment Risks” section:

“The fund may invest in micro-cap companies to the extent they are included in the benchmark index.”

Statement of Additional Information

Comment:

The first table in “Part I” includes, among other things, each fund’s fiscal year end and prospectus date. The prospectus date for the Funds is listed in the table as May 1, but the date listed on the front cover of each Fund’s prospectus is October 15. Please address this inconsistency.

Response:

We intend to add the following language to the paragraph preceding the table to address this discrepancy that affects recently launched funds:

“The prospectus date shown for each fund reflects the date that the prospectus will be annually updated once the fund has been in operation at its fiscal year-end.”

Comment:

Under the heading “Management of the Funds,” please consider enhancing the disclosure to provide other procedures that may be required for shareholders to submit a nominee (for example, qualifications and submission dates). See Item 17(b)(2) of Form N-1A.

Response:

We intend to add the following language:

“Nominees, like current directors, will be considered based on their the ability to review critically, evaluate, question, and discuss information provided to them, to interact effectively with the funds’ management and counsel and the various service providers to the funds, and to exercise reasonable business judgment in the performance of their duties as directors. Nominees will be considered in light of their individual experience, qualifications, attributes, or skills.”

Comment:

Under the heading “Expense Limitations and Reimbursements,” please include the term “management fees,” if accurate.

Response:

We have revised the language as follows (new language is underlined):

“For each fund and class except I Classes, T. Rowe Price has agreed to bear any fund expenses (other than interest, taxes, brokerage, and other expenditures that are capitalized in accordance with generally accepted accounting principles, extraordinary expenses, and acquired fund fees) which would cause the fund’s ratio of expenses to average daily net assets to exceed the indicated percentage limitation. For I Classes, T. Rowe Price has agreed to bear any fund expenses (other than management fees and interest, taxes, brokerage, and other expenditures that are capitalized in accordance with generally accepted accounting principles, extraordinary expenses, and acquired fund fees) which would cause the fund’s ratio of expenses to average daily net assets to exceed the indicated percentage limitation.”

Comment:

Under the heading “Fundamental Policies,” with respect to (4), please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add narrative disclosure indicating that the fund will consider the concentration of these investment companies when determining compliance with its own concentration.

Response:

Although a T. Rowe Price fund would not invest in another investment company with the intention of avoiding the application of an industry concentration limit, the T. Rowe Price funds-of-funds do not have a policy of looking through their investment in another investment company to determine compliance with the policy. We acknowledge the Staff’s position on this matter; however, we continue to believe that revisions to the policy would not be appropriate as we are not aware of any rules or formal Staff guidance requiring such a look-through and we are concerned that a change to a fundamental would first require shareholder approval. We note that we received a similar comment when we filed a post-effective amendment pursuant to Rule 485(a) under the 1933 Act for another T. Rowe Price registrant, T. Rowe Price International Funds, Inc. Below please find the response we provided to the Staff in that instance in a correspondence filed on August 7, 2015.

T. Rowe Price has been managing fund-of-funds for over 20 years and this is the first it has been made aware of the Staff’s position on the “look through” of a fund-of-fund’s investments into the underlying funds for purposes of industry concentration. Further, based on a review of other competitor fund-of-funds, we believe that the industry does not look-through to underlying funds when applying concentration policies at the upper-tier fund.

We believe such a “look-through” is unnecessary for the protection of investors in the case of T. Rowe Price’s fund-of-funds. The T. Rowe Price funds-of-funds each invest in numerous underlying T. Rowe Price funds (between 10 and 18) that are broadly diversified and generally do not concentrate in a particular industry. Each underlying fund of the Retirement Funds and the Spectrum Funds has a fundamental policy that the underlying fund may not “[p]urchase the securities of any issuer if, as a result, more than 25% of the value of the funds’ total assets would be invested in the securities of issuers having their principal business activities in the same industry,” with the exception of the Equity Index 500 Fund. The Equity Index 500 Fund may invest more than 25% of the value of its total assets in issuers having their principal business activities in the same industry to the extent necessary to replicate its benchmark index, the S&P 500.

Under normal circumstances, a top-tier fund’s investment in the Equity Index 500 Fund will remain at or below 25% of the top-tier fund’s net assets. Since each of the underlying funds are generally not concentrated, and since the top-tier funds diversify across a wide variety of underlying funds, it is highly unlikely that a top-tier fund would concentrate in a particular industry due to its investments in underlying funds. Furthermore, the portfolio managers of the top-tier funds have no ability to control the investment decisions of the underlying funds for purposes of complying with an industry concentration policy as applied to an upper-tier fund. Moreover, implementing a policy where our fund-of-funds would “look-through” to underlying funds for purposes of concentration would be operationally burdensome and could require both the Retirement Funds and the Spectrum Funds to amend their fundamental policy which currently states that the funds will not “[c]oncentrate in any industry, except that the funds will concentrate (invest more than 25% of total assets) in the mutual fund industry,” which in turn could require shareholder approval. In light of the forgoing, we respectfully request that the Staff reconsider its comment in this instance.

Comment:

Under the heading “Disclosure of Fund Portfolio Information,” please clarify the funds’ policies on monitoring the use of portfolio holdings disclosure. In addition, please disclose the length of lag time between the date of the portfolio holdings information and when it is disclosed to third parties. See Item 16(f)(1)(ii) and (iii) of Form N-1A.

Response:

We intend to add the following disclosure:

“T. Rowe Price has adopted and implemented policies and procedures reasonably designed to ensure compliance with the policies governing the disclosure of portfolio holdings, including the requirement to first confirm that an appropriate non-disclosure agreement has been obtained from each recipient of non-public holdings. The policies relating to the general manner in which the funds’ portfolio securities are disclosed, including the frequency with which portfolio holdings are disclosed and the length of time required between the effective date of the holdings information and the date on which the information is disclosed, are set forth in each fund’s prospectus.”

Sincerely,

/s/ Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• Each Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

• Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• The Funds may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

/s/David Oestreicher

David Oestreicher

Vice President, T. Rowe Price Index Trust, Inc.